

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02017712

NO ACT
P.E 2-4-02
1-13154

February 6, 2002

Marie L. Gibson
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act 1934
Section
Rule 14A-8
Public Availability 2/6/2002

Re: American Medical Security Group Inc

Dear Ms. Gibson:

This is in regard to your letter dated February 4, 2002 concerning the shareholder proposal submitted by Blue Cross & Blue Shield United of Wisconsin for inclusion in American Medical Security Group's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that American Medical Security Group therefore withdraws its January 18, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Attorney-Advisor

cc: Stephen E. Bablitch
Senior Vice President &
General Counsel
Blue Cross & Blue Shield United of Wisconsin
401 West Michigan St.
P.O. Box 2025
Milwaukee, WI 53201-2025

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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January 18, 2002

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: American Medical Security Group, Inc. Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

As counsel to American Medical Security Group, Inc. (the "Company") and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated November 27, 2001 from Stephen E. Bablitch, Senior Vice President and General Counsel, on behalf of Blue Cross & Blue Shield United of Wisconsin (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of the Company, including the Proponent's proposal for action (the "Proposal") at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (the "Supporting Statement"); a copy of such materials are attached hereto as Exhibit A;

2. This letter; and

3. An opinion (the "Wisconsin Counsel Opinion") of the law firm of Quarles & Brady, Wisconsin counsel to the Company, in support of this letter, setting forth the reasons why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the 2002 annual meeting of shareholders (the "Annual Meeting") pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(2); a copy of which is attached hereto as Exhibit B.

We wish to inform the Staff (the "Staff") of the Securities and Exchange Commission (and, by a copy of this letter, the Proponent) of the intended omission of the Proposal from the Proxy Statement by the Company and to explain the reasons for the Company's position.

The Proposal

The Proponent is requesting that the Company include the Proposal and the Supporting Statement in the Company's Proxy Statement for its Annual Meeting. The Proposal is a binding shareholder proposal to amend the By-Laws of the Company to add an article governing shareholder rights plans. The amendment consists of a new Article XII which would read in its entirety as follows:

> "The Company shall not adopt any shareholder rights plan, share purchase rights plan, or similar agreement, generally known as a "poison pill", which has the purpose or effect of discouraging the acquisition of a block of stock in excess of a specified threshold of the Company's stock and/or merger or other transaction between a significant shareholder and the Company, unless such plan or agreement has previously been approved by holders of the outstanding shares of Common Stock at an annual or special meeting of shareholders in accordance with the Wisconsin Business Corporation Law. The Company shall redeem any such plan or agreement in effect on the date of this Bylaw, including without limitation the shareholder rights plan that was adopted by the Company in August 2001. Notwithstanding any other provision of these Bylaws, this Bylaw may not be amended, modified or repealed by the Board of Directors of the Company."

The first sentence of the Proposal would remove from the authority of the Company's Board of Directors (the "Board") the power to take certain actions on behalf of the Company, including, specifically, the adoption of any shareholder rights plan, unless the shareholders had previously approved such action (the "Prior Shareholder Approval Provision"). The second sentence of the Proposal (the "Mandatory Redemption Provision") would require the Company to redeem its existing shareholder rights plan (the "Rights Plan"). The third sentence would prevent the Board of Directors from amending, modifying or repealing the new bylaw.

Reasons for Omission of the Proposal

I. The Proposal May Be Omitted Because It Violates Wisconsin Law And Because It Is Not a Proper Subject For Shareholder Action.

A shareholder proposal may be omitted under Rule 14a-8(i)(2) if its adoption would violate applicable state law. A shareholder proposal may be omitted under Rule 14a-8(i)(1) if the proposal is not a proper subject for action by shareholders under state law. As the Wisconsin Counsel Opinion makes clear, that is precisely what would result if the Proposal were to be adopted. This letter will briefly summarize the specific ways the Proposal violates Wisconsin law as set forth in the Wisconsin Counsel Opinion, while the Wisconsin Counsel Opinion will provide a detailed discussion of the issues. In keeping with this view, the Staff recently granted in two instances no-action relief permitting the exclusion of a shareholder proposal that was substantially similar to the Proposal. See General Dynamics Corporation, SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001); Novell, Inc., SEC No-Action Letter, 2000 WL 223715 (Feb. 14, 2000). We believe that the Staff has not previously considered the omission of a binding shareholder's proposal to amend bylaws of a company incorporated in Wisconsin to prevent adoption of any shareholder rights plan without shareholder approval and require redemption of any existing rights agreement, but rather has mostly considered the issue in connection with companies incorporated in Delaware. However, we believe that the similarities between Delaware and Wisconsin law, and the fact that (as described below) Wisconsin courts rely on Delaware corporate law to resolve questions of corporate law less established in Wisconsin, warrant granting no action relief on similar bases to the requests made on behalf of Delaware corporations.

The effect of the Proposal is to improperly limit the Board's discretion regarding shareholder rights plans. This limitation runs afoul of several sections of the Wisconsin Business Corporation Law (the "WBCL") which govern the Board's authority to manage the business and affairs of the Company. The limitation on the Board's authority imposed by the Proposal would violate Sections 180.0801(2), 180.0640(1), 180.0624 and 180.0206(2) of the WBCL for the reasons set forth below. Because the Proposal, if implemented, would violate the WBCL due to its limitation on the Board's authority, the Proposal should be omitted from the Proxy Statement under Rule 14a-8(i)(2). In addition, because the Proposal would violate the WBCL if it were implemented, it is not a proper subject for action by the Company's shareholders at the Annual Meeting and, accordingly, it should also be omitted from the Proxy Statement under Rule 14a-8(i)(1). In short, and as discussed in more detail below and in the Wisconsin Counsel Opinion, the Proposal may be omitted because it conflicts with fundamental principles of Wisconsin law.

A. Wisconsin Law Regarding A Board's Management of Corporations And A Board's Exclusive Power Over Rights Plans

Both the Prior Stockholder Approval Provision and the Mandatory Redemption Provision violate Sections 180.0801 (2) and 180.0624 of the WBCL and conflict with ARTICLE III, Section b, of the Company's Restated Articles of Incorporation. Section 180.0801 (2) of the WBCL provides, in part, that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." The Company's Restated Articles of Incorporation contain no such restrictions on the Board's ability to design and implement a shareholder rights plan and instead expressly grant the Board authority to issue preferred stock and to assign to it any "terms, conditions, restrictions, limitations, rights and privileges" that the Board deems appropriate.[1] American Medical Security Group, Restated Articles of Incorporation, ARTICLE III, Section b.

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[1] Additionally, under Wisconsin law a bylaw, even one adopted by the shareholders, can not alter the statutory allocation of responsibility between the Board and shareholders given that shareholders may not

Under Wisconsin law, among the many business matters and affairs of a corporation for which directors have responsibility is the establishment and administration of a shareholder rights plan. Shareholder rights plans have been upheld by Wisconsin courts as specifically authorized by the predecessor to section 180.0624 of the WBCL and as a proper exercise of the directors' business judgment. Amanda Acquisition Corp. v. Universal Foods Corp., 708 F. Supp 984 (E.D. Wis. 1989), *aff'd*, 877 F.2d 496 (7th Cir. 1989), *cert. denied* 493 U.S. 955, (1989), 110.

Section 180.0624 of the WBCL provides that "[s]ubject to the articles of incorporation, the board of directors shall determine the terms on which the rights, options or warrants are issued, their form and content, and the consideration for which the shares are to be issued." In the drafting of Section 180.0624 of the WBCL (eff. Jan. 1, 1991), several significant changes were made from the Revised Model Business Corporation Act that further support the view that the Proposal conflicts with Wisconsin corporate law. As detailed in the Wisconsin Counsel Opinion, these modifications favor directors' use of a shareholder rights plan in the management of corporate affairs and make clear that any limitations on the board's authority to set up a shareholder rights plan must appear in the articles of incorporation, and must be there before the issuance of the rights. The clear implication of these modifications is that even if shareholders were to undertake to amend the corporate articles after the rights have been issued in order to defeat a shareholder rights plan, such action would be held invalid. Therefore shareholder attempts to amend the bylaws to defeat a shareholder rights plan would also be held invalid. Under Wisconsin law, the Board, not the shareholders, has sole authority with respect to rights plans. Because Section 180.0624 of the WBCL vests the power to adopt a rights plan in the Board, and not the shareholders, a bylaw adopted by shareholders purporting to limit that power would be contrary to Wisconsin law.

Moreover, as noted in the Wisconsin Counsel Opinion, when powers are vested in the board of directors of a Wisconsin corporation, shareholders cannot exercise those powers, and their prerogatives are limited to participation in the election of directors. Miller v. Bristol-Myers Co., 468 N.W.2d 744, 748 (Wis. Ct. App. 1991), *aff'd*, 482 N.W.2d 381 (Wis. 1992), citing Love v. Flower Mills of America, 647 F.2d 1058, 1063 (10th Cir. 1981). Therefore, because the board of directors of a Wisconsin corporation has plenary power to manage the business and affairs of the corporation, as well as explicit statutory authority to act with respect to shareholder rights plans, the shareholders of Wisconsin corporations lack the authority (except through the election of new directors) to interfere with the directors' actions in creating and applying a shareholder rights plan.

As detailed in the Wisconsin Counsel Opinion, Wisconsin case law on rights plans is limited and generally Wisconsin courts rely on the well developed body of Delaware corporate law to resolve questions of corporate law not previously addressed by Wisconsin courts. *See* Amanda Acquisition Corp., 708 F. Supp. at 1008. Delaware

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adopt any bylaw containing a provision that is "inconsistent with [the corporation's] articles of incorporation or with the laws of this state." Wis. Stat. § 180.0206.

courts have consistently recognized the primacy of the board in decisions involving potential changes of control, and therefore the interpretation of Wisconsin law set forth above is supported by comparable interpretations of Delaware law. A long line of cases applying Delaware law recognize that the Board's obligations in this context are derived "from its fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 1281, 1294 (De. 1988); see also Moore Corp. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1554 (D. Del. 1995) ("When a board is confronted with a hostile tender offer, it has the obligation to determine whether the offer is in the best interests of the corporation and its shareholders."); Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1384 (Del. 1995); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) (the "directors had both the duty and the responsibility to oppose the threats by Ivanhoe and Gold Fields"); Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) ("The adoption of a defensive measure, reasonable in relation to the threat posed, was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law."). More specifically, in Quickturn Design Sys, Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998), a Delaware court, in holding that actions with respect to the adoption of a shareholder rights plan is a management function, stated that absent limitations in the certificate of incorporation, a board of directors' authority to govern may not be limited by the shareholders. Therefore, by tying the hands of directors in the management of a corporation consistent with their fiduciary duties, a proposal to inject shareholder approval into the adoption of a shareholder rights plan removes from directors their ultimate responsibility and power in an area that is of "fundamental importance to shareholders — negotiating a possible sale of the corporation." Quickturn, at 1291-92.

Following the provisions of Sections 180.0801 and 180.0624 of the WBCL and recognizing the precedents in Delaware law, the Proposal therefore both (a) would, if implemented, cause the Company to violate Wisconsin law in that it would remove from the board of directors of a Wisconsin corporation the board's power and obligation to exercise its discretion with regard to a rights plan and (b) is not a proper subject for action by shareholders under Wisconsin law because the power and obligation to exercise discretion with regard to a rights plan belongs to the board of directors of a Wisconsin corporation, not the shareholders.

In addition, as noted in the Wisconsin Counsel Opinion, the Company's Articles of Incorporation contain no restrictions on the Board's ability to design and implement a shareholder rights plan, but rather expressly grant the Board authority to issue preferred stock and to assign to it any "terms, conditions, restrictions, limitations, rights and privileges" the Board deems appropriate. Thus, the Proposal's attempt, by creating a new bylaw to give the shareholders a role in establishing and redeeming a shareholder rights plan, conflicts directly with the Company's Articles of Incorporation.

B. Wisconsin Law on Placing a Specific Mandate on a Board

In addition to the Proposal being invalid due to the limitation it imposes on the Board, as discussed above, its specific mandate relating to the Company's existing Rights Plan also invalidates the Proposal. The Proposal purports to require specific and immediate action by the Board, regardless of whether the directors think such actions are in the best interests of the shareholders or consistent with the directors' fiduciary duties under Wisconsin law. It states that "[t]he Company shall redeem any such [rights plans] in effect on the date of this Bylaw, including without limitation the shareholder rights plan that was adopted by the Company in August 2001." As discussed above, Section 180.0801(2) of the WBCL provides for management of a corporation by its board of directors in the absence of any limitations in its articles of incorporation. The Company's Restated Articles of Incorporation do not contain any such limitation and Wisconsin courts have upheld the authority of directors to issue rights pursuant to Section 180.0624 of the WBCL. Similar shareholder proposals have been deemed properly excludable by the Staff because they improperly usurp the board's corporate governance function. *See, e.g.,* SBC Communications, Inc., SEC No Action Letter, [1999 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 77,511 (Jan. 11, 1999). Therefore, the Proposal, if implemented, would violate Section 180.0801 (2) of the WBCL and thus, it should be omitted from the Proxy Statement under Rule 14a-8(i)(2). In addition, because the Proposal would violate the WBCL if it were implemented, it is not a proper subject for action by the Company's shareholders at the Annual Meeting and accordingly, it should also be omitted from the Proxy Statement under Rule 14a-8(i)(1).

As noted in the Wisconsin Counsel Opinion, the rationale to exclude the Proposal pursuant to Rule 14a-8(i)(1) due to its specific mandate to the Board is similar to the rationale given by CVS Corporation in its statement to the Staff in opposition to a shareholder proposal submitted for its 1999 proxy materials. CVS Corporation, SEC No-Action Letter, LEXIS 1066 (Dec. 15, 1998). In CVS, CVS received a shareholder proposal which contained a mandate for CVS to purchase all of its stock to be issued to satisfy executive option exercises in the open market. CVS contended that the proposal was not a "proper subject" for shareholder action within the meaning of Rule 14a-8(i)(1) because it sought to mandate action on matters that, under state law, fall within the management powers of a company's board of directors. In its response, the Staff stated that "[t]here appears to be some basis for [the] view that CVS may exclude the proposal under Rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law." CVS at 28. The Staff has also concurred in the exclusion of proposals which would encroach upon a board's discretion in contravention of provisions of the New York Business Corporation Law. See, e.g., Kleer Vu Industries, Inc. (June 16, 1976). Based on this authority, we believe that the Proposal is also not a "proper subject" because of the Proposal's specific mandate to the Board to redeem the Company's existing Rights Plan. It thus should be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(1).

C. Wisconsin Law Regarding Board Control of Corporate Funds

The Proposal violates Wisconsin law for another reason: insofar as it purports to require the Company, upon the adoption of the Proposal, to immediately redeem each outstanding right, the Proposal would require the Company to expend corporate funds. Under the Rights Plan, if the Board chooses (or is required) to redeem the rights issued under the Rights Plan, it must redeem all of the outstanding rights at a redemption price of one-tenth of one cent per right. The effect of this action would be to require the expenditure of corporate funds in payment of what amounts to a distribution to shareholders in cash of $.001 per share of outstanding common stock, or approximately $14,000 in total based on the number of shares outstanding on January 15, 2002, plus legal and administrative expenses. Under Section 180.0640 of the WBCL, distributions to or for the benefit of shareholders are within the sole discretion of the board of directors. Moreover, as detailed in the Wisconsin Counsel Opinion, Wisconsin courts are likely to follow Delaware case law and conclude that a shareholder provision mandating such payments clearly represents an undue incursion into the area of the directors' management responsibilities. *See* UIS, Inc. v. Walbro Corp., C.A. No. 9323 slip op. at 7-8 (Del. Ch. Oct. 6, 1987); 1987 WL 18018 (Del. Ch.).

Additionally, for federal income tax purposes, the redemption of the rights issued under the Rights Plan should be treated as a dividend to each shareholder holding such rights, assuming that the Company has sufficient current or accumulated earnings and profits.[2] *See* Section 301 of the Internal Revenue Code of 1986, as amended; Rev. Rul. 90-11, 1990-1 C.B. 10. Therefore, given that the redemption of the rights issued under the Rights Plan is a dividend, the Proposal would result in a distribution to shareholders of a specific amount of cash per share in violation of Rule 14a- 8(c)(13), which prohibits shareholder proposals relating to specific dividends.

D. An Amendment To The Company's By-laws Is Not A Proper Subject For Shareholder Action.

The fact that the Proponent has chosen to present its Proposal in the form of an amendment to the Company's bylaws,[3] rather than a binding resolution or directive to the Board, does not make it into a proper subject for shareholder action. As is described in greater detail above and in the Wisconsin Counsel Opinion, the Proposal conflicts with and violates Wisconsin law in several ways. Pursuant to Section 180.0206 of the WBCL, a Wisconsin corporation may not adopt a bylaw containing any provision that is inconsistent with its articles of incorporation or with Wisconsin law. Since the adoption of an unlawful bylaw is itself a violation of Wisconsin law, the Proposal cannot be a

[2] The Company believes that it is highly likely that it would have sufficient current or accumulated earnings and profits if it were required to redeem the rights this year.

[3] Section 11.01 of the Company's Bylaws states that the bylaws may be "altered, amended, or repealed and new Bylaws may be adopted by the shareholders by affirmative vote of not less than a majority of the shares present or represented at an annual or special meeting of the Shareholders at which a quorum is in attendance."

proper subject for shareholder action and accordingly, it should also be omitted from the Proxy Statement under Rule 14a-8(i)(1).

As noted in the Wisconsin Counsel Opinion, the means by which shareholders attempt to usurp the powers of the board of directors are irrelevant in determining the propriety of the action. A corporation may not avoid the statutory allocation of corporate powers through alteration of its bylaws. Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957). Nor may shareholders encroach upon the board's management authority by contract. *See* Abercrombie v. Davis, 123 A.2d 893 (Del. Ch. 1956) (invalidating an agreement between certain stockholders and board members binding the directors to vote in a specific manner), rev'd on other grounds, 130 A.2d 338 (Del. 1957). If there were to be any appropriate limitations on the management authority of corporate directors, they would have to appear in the articles of incorporation. *See* Quickturn, 721 A.2d at 1291. Even then, any limitations on the board's authority with respect to a shareholder rights plan under Wisconsin law would have to be in place before the issuance of the rights,[4] and would have to be consistent with the "bedrock" corporate law principle of directors' governance.[5] Since no limitations on the Board's authority exist in the Company's articles and since both the Stockholder Approval Provision and the Mandatory Redemption Provision attempt to impose such limitations, a proposed bylaw amendment that contains these Provisions is an improper subject for action by shareholders at the Company's Annual Meeting and accordingly, it should be omitted from the Proxy Statement under Rule 14a-8(i)(1).

II. The Proposal May Be Omitted Because It Violates The SEC's Proxy Rules

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements that are contrary to Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading...." Shareholder assertions that amount to unsubstantiated personal opinion have long been viewed as excludable under this provision. See, Philip Morris Companies Inc. (Feb. 7, 1991).

A. The Supporting Statement Contains Misleading Information.

The Proposal should be excluded under Rule 14a-8(i)(3) because the Supporting Statement contains incomplete quotations as well as biased and inaccurate summaries of articles and omits information, which makes the information contained in the Supporting Statement misleading. In particular, the Staff has recognized that a proposal, or portions of the proposal, may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. *See* Boeing Co. (Feb. 23, 1999).

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[4] Section 180.0624 of the WBCL.

[5] Section 180.0801(2) of the WBCL.

The Supporting Statement makes a number of unsupported, baseless or unsubstantiated statements that, as written, appear to be factual assertions. The Staff, in a recent pronouncement on these types of unsubstantiated statements, has acknowledged that they are not proper for inclusion in proxy statements. *See* The Home Depot, Inc. (Apr. 4, 2000). Each of the following quotations from the Supporting Statement contain the types of false and misleading statements that are prohibited under Rule 14a-9 and which the Staff has previously concurred are prohibited under Rule 14a-8(i)(3):

1. "A growing number of shareholders appear to agree with our proposal. Last year, a majority of shareholders of 24 companies, including Quaker Oats, Anheuser-Busch, Baxter International, and Electronic Data Systems supported proposals asking their boards to redeem or repeal poison pills."

This statement is misleading because the Proponent fails to substantiate the statement. No attempt is made to direct the Company, and more importantly, its shareholders, to where documentation of this assertion can be found and properly considered. Without proper substantiation, there is no way for a shareholder to properly assess the Proponent's assertion.

2. "The Council of Institutional Investors – an organization of large corporate and public pension plans – calls for shareholder approval of all poison pills in its Shareholder Bill of Rights"

This statement is misleading because it refers to the Council of Institutional Investors, and then adds that it is "an organization of large corporate and public pension plans." Shareholders of the Company who are "large corporate and public pension plans," however, may not be members of, or subscribe to the views of, the Council of Institutional Investors. The Proponents' wording is likely to mislead shareholders into believing that all shareholders of the Company who are large corporate and public pension plans support the Proposal.

3. "It [a rights plan] deprives potential acquirers of the option of making their offer directly to shareholders, whose collective judgment and interests may conflict with those of management. We believe these results could deter desirable acquisition offers that might increase shareholder value."

This statement is misleading because no attempt is made to direct the Company, and more importantly, its shareholders, to where documentation of this assertion can be found and properly considered. Without a citation, shareholders will be denied their right to thoroughly consider the merits or, as the case may be, deficiencies, of the Proposal, with the potential result that shareholders will be misled. At a minimum, a proper citation is necessary in order for all parties involved to adequately assess the Proponent's assertion. Furthermore, the Proponent fails to provide any support for its beliefs.[6]

[6] Moreover, in contradiction to the Proponent's assertions, two studies, one conducted by Georgeson (a proxy solicitation firm) and the other by J.P. Morgan Securities, found that companies with rights plans

The above statements all have the potential effect of misleading shareholders and, therefore, should be excluded from the Company's Proxy Statement for its Annual Meeting. Without the proper citation, shareholders will be denied their right to thoroughly consider the merits or, as the case may be, deficiencies, of this Proposal, with the potential result that shareholders will be misled.

B. The Supporting Statement Contains Statements That Impugn The Character And Reputation Of The Board Of Directors.

The Note to Rule 14a-9 states that "misleading" materials include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Each of the following quotations from the Supporting Statement contain the types of false and misleading statements that are prohibited under Rule 14a-9 and which the Staff has previously concurred are prohibited under Rule 14a-8(i)(3):

1. "A poison pill can also tend to entrench management, insulate it from accountability, and make it less responsive to shareholders."

The Proponent fails to present any factual foundation that the Board or management has acted or will act in a manner that would violate their duties. This statement directly impugns management's integrity by implying a breach of their duties to the Company and its shareholders and must be excluded.

2. "A poison pill is an anti-takeover device which prevents a change of control of a company without the approval of its board."

The Proponent attempts to elevate its opinion, or the opinion of others, to the status of fact. This statement is entirely irrelevant to the Proposal, but could easily mislead shareholders into believing that the Board will fail to execute and discharge its duties in less than a scrupulous fashion. The Proponent tries to disparage the Board with the use of such innuendo.

Each of the above statements in the Supporting Statement contains precisely the types of false and misleading statements that are prohibited under Rule 14a-9, since they impermissibly imply as fact what is in reality an unsubstantiated personal opinion of the Proponent.

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receive higher premiums in acquisitions than those without them. The Georgeson study found that premiums paid for companies with rights plans were on average eight percentage points higher than premiums for companies without rights plans and the J.P. Morgan Securities study found that companies with rights plans received an average premium of 34.6 percent as compared to 25.0 percent for companies without rights plans.

The Proponent has submitted a Supporting Statement that is replete with statements that are false and misleading. It is the Company's position that the entire Proposal be excluded from the Company's Proxy Statement pursuant to Rule 14a-8(i)(3). *See* Wm. Wrigley Jr. Company (November 18, 1998); and NationsBank Corporation (January 29, 1998).

Summary

For each of the reasons set forth above, the Proposal should be omitted from the Proxy Statement for the Annual Meeting. The Company seeks a determination by the Staff that it will not recommend enforcement action to the Securities and Exchange Commission should the Company omit the Proposal, including the Supporting Statement, from the Company's Proxy Statement.

It is presently anticipated that the Company's definitive proxy material will be filed with the Securities and Exchange Commission on or about April 8, 2002, the date on which the Company would begin mailing the Proxy Statement to shareholders.

If you have any questions regarding this request, please call the undersigned at (212) 735-3207 or Paul T. Schnell of this office at (212) 735-2322.

Sincerely,



Marie L. Gibson

cc: Stephen E. Bablitch
Senior Vice President & General Counsel
Blue Cross & Blue Shield United of Wisconsin

Timothy Moore
Senior Vice President, General Counsel & Secretary
American Medical Security Group, Inc.

Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP

EXHIBIT A



BlueCross & BlueShield
United of Wisconsin

Stephen E. Bablitch
Senior Vice President and
General Counsel

Corporate Headquarters
401 West Michigan Street
P.O. Box 2025
Milwaukee, WI 53201-2025
414-226-6979

bluecrosswisconsin.com

November 27, 2001

Mr. Tim Moore, Secretary
American Medical Security Group, Inc.
3100 AMS Boulevard
Green Bay, WI 54313

Re: Notice of Shareholder Proposal **VIA CERTIFIED MAIL**

Dear Tim:

Enclosed is a shareholder proposal and supporting statement which Blue Cross Blue Shield United of Wisconsin hereby submits for inclusion in the proxy statement of American Medical Security Group, Inc. (the "Company") related to the Company's upcoming 2002 annual meeting of shareholders.

In accordance with the rules and regulations of the Securities and Exchange Commission, including Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we certify that Blue Cross Blue Shield United of Wisconsin has owned shares of the Company's common stock with a market value of at least $2,000 continuously for the preceding one year, and intends to maintain such ownership through the date of the Company's 2002 annual meeting of shareholders.

If you would like to discuss this proposal, or intend to object to its inclusion in the Company's proxy statement, please contact me at (414) 226-6979.

Very truly yours,

Stephen E. Bablitch

Enclosure

SHAREHOLDER RESOLUTION

RESOLVED, that pursuant to section 180.1020 of the Wisconsin Business Corporation Law ("WBCL"), the shareholders of American Medical Security Group, Inc. (the "Company") hereby amend the Company's Bylaws to add the following Article XII, which shall take effect immediately upon approval by the Company's shareholders in accordance with the WBCL at the meeting of shareholders at which such resolution is proposed:

> "ARTICLE XII. SHAREHOLDER RIGHTS PLANS
>
> The Company shall not adopt any shareholder rights plan, share purchase rights plan, or similar agreement, generally known as a "poison pill," which has the purpose or effect of discouraging the acquisition of a block of stock in excess of a specified threshold of the Company's stock and/or merger or other transaction between a significant shareholder and the Company, unless such plan or agreement has previously been approved by holders of the outstanding shares of Common Stock at an annual or special meeting of shareholders in accordance with the Wisconsin Business Corporation Law. The Company shall redeem any such plan or agreement in effect as of the date of this Bylaw, including without limitation the shareholder rights plan that was adopted by the Company in August 2001. Notwithstanding any other provision of these Bylaws, this Bylaw may not be amended, modified, or repealed by the Board of Directors of the Company. "

SUPPORTING STATEMENT

In August 2001, the Company's Board adopted a shareholder rights plan, commonly known as a "poison pill." A poison pill is an anti-takeover device which effectively prevents a change of control of a company without the approval of its board. It deprives potential acquirers of the option of making their offer directly to shareholders, whose collective judgment and interests may conflict with those of management. A poison pill can also tend to entrench management, insulate it from accountability, and make it less responsive to shareholders. We believe these results could deter desirable acquisition offers that might increase shareholder value.

A growing number of shareholders appear to agree with our concerns regarding rights plans. Last year, a majority of shareholders at 24 companies, including Quaker Oats, Anheuser-Busch, Baxter International, and Electronic Data Systems supported proposals asking their boards to redeem or repeal poison pills. The Council of Institutional Investors – an organization of large corporate and public pension plans – calls for shareholder approval of all poison pills in its Shareholder Bill of Rights.

To assure shareholders that management and the Board respect the right of shareholders to participate in the fundamental decisions that affect the Company's governance and performance, we submit this binding bylaw amendment, which would allow the Company to adopt a poison pill, but only with the affirmative support of its shareholders. Please vote for the proposal, which would require shareholder approval of such rights plans and repeal of the rights plan currently in place which was adopted without shareholder approval.

EXHIBIT B



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January 17, 2002

American Medical Security Group, Inc.
Attn: Timothy J. Moore, Secretary and General Counsel
3100 AMS Boulevard
Green Bay, WI 54313

Re: Shareholder Proposal From Blue Cross Blue Shield United of Wisconsin (the "Proponent")

Gentlemen and Mesdames:

You have requested our opinion as to whether a shareholder proposal (the "Proposal") submitted to American Medical Security Group, Inc., a Wisconsin corporation (the "Company") by the Proponent may be excluded from the Company's proxy statement relating to its 2002 annual meeting of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. We are of the opinion that the Proposal may be excluded because (A) if implemented, the Company would be in violation of the Wisconsin Business Corporation Law (the "WBCL") and its own Articles of Incorporation, and (B) the Proposal is not a proper subject for action by shareholders under the WBCL.

THE PROPOSAL

The Proposal would constitute an amendment of the Company's Bylaws creating a new ARTICLE XII to take effect immediately upon shareholder approval:

> "ARTICLE XII. SHAREHOLDER RIGHTS PLANS
>
> The Company shall not adopt any shareholder rights plan, share purchase rights plan, or similar agreement, generally known as a "poison pill," which has the purpose or effect of discouraging the acquisition of a block of stock in excess of a specified threshold of the company's stock and/or merger or other transaction between a significant shareholder and the Company, unless such plan or

> agreement has previously been approved by holders of the outstanding shares of Common Stock at an annual or special meeting of shareholders in accordance with the Wisconsin Business Corporation Law. The Company shall redeem any such plan or agreement in effect as of the date of this Bylaw, including without limitation the shareholder rights plan that was adopted by the Company in August 2001. Notwithstanding any other provision of these Bylaws, this Bylaw may not be amended, modified, or repealed by the Board of Directors of the Company."

The first sentence of the Proposal would remove from the authority of the Company's Board of Directors (the "Board") the power to take certain actions on behalf of the Company, including, specifically, the adoption of any shareholder rights plan, unless the shareholders had previously approved such action (the "Prior Shareholder Approval Provision"). The second sentence of the Proposal would require the Company to redeem its existing shareholder rights plan (the "Mandatory Redemption Provision"). And the third sentence would prevent the Board of Directors from amending, modifying or repealing the new bylaw.

GOVERNING LAW

A. The Wisconsin Business Corporation Law.

1. Section 180.0801(2) of the WBCL provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." This proposition of corporate governance has been called the "bedrock" of statutory corporation law. Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984).

2. Section 180.0624 of the WBCL provides, in relevant part, "Subject to the articles of incorporation, the board of directors shall determine the terms on which the rights, options or warrants are issued, their form and content, and the consideration for which the shares are to be issued." This provision expressly authorizes a Wisconsin corporation to install a shareholder rights plan, and vests exclusive authority with respect to such matters in the board of directors.

3. Section 180.0640(1) of the WBCL states that "[t]he board of directors may authorize and the corporation may make distributions to its shareholders subject to [solvency tests in] sub. (3) and any restriction by the articles of incorporation." This statute grants to the board authority over corporate distributions to or for the benefit of shareholders in respect to any of its shares (*e.g.*, cash or property dividends, payments in redemption of shares, distributions of promissory notes or other evidences of indebtedness, etc.). Wis. Stat. § 180.0103(7).

4. Section 180.0206(2) of the WBCL states that "[t]he bylaws of a corporation may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with its articles of incorporation or with the laws of this state." Thus, any

bylaw that is inconsistent with either the corporation's articles of incorporation or any provision of the WBCL is invalid.

B. The Company's Restated Articles of Incorporation.

ARTICLE IIIb of the Company's Restated Articles of Incorporation states in relevant part:

> Authority is hereby vested in the Board of Directors from time to time to issue the Preferred Stock as Preferred Stock in one or more series of any number of shares and in connection with the creation of each such series, to fix, by resolution providing for the issuance of shares thereof, the voting rights, if any; the designations, preferences, limitations and relative rights of such shares in respect to the rate of dividend, the price, the terms and conditions of redemption . . . In addition to the foregoing, to the full extent now or hereafter permitted by Wisconsin law, in connection with each such issue thereof, the Board of Directors may at its discretion assign to any series of the Preferred Stock such other terms, conditions, restrictions, limitations, rights and privileges as it may deem appropriate.

By this provision of the Company's Articles, the Board of Directors has been granted broad and exclusive authority to establish the terms of, issue and administer, the Company's preferred stock. These are actions central to establishing the Company's shareholder rights plan. The Articles do not limit in any way the Board's authority to take such actions.

DISCUSSION

A. The Proposal, if implemented, would cause the Company to violate the WBCL and its own Articles of Incorporation.

Both the Prior Stockholder Approval Provision and the Mandatory Redemption Provision conflict with the directors' authority to manage the Company and with ARTICLE III, Section b, of the Articles of Incorporation.

Wisconsin corporations are managed by their boards of directors, not by their shareholders. Under the WBCL, directors of a corporation have the sole responsibility for managing the business and affairs of a corporation, subject only to any limitations set forth in their articles of incorporation. Wis. Stat. § 180.0801(2). Among those many business matters and affairs of the corporation for which the directors have responsibility is the establishment and administration of a shareholder rights plan. Section 180.0624 of the WBCL empowers the board of directors to establish the terms upon which rights, options or warrants are issued, subject only to limitations in the articles of incorporation. Shareholder rights plans have been upheld by Wisconsin courts as specifically authorized by the predecessor to section 180.0624 of the WBCL and as a proper exercise of the directors' business judgment. Amanda Acquisition Corp. v. Universal Foods Corp., 708 F. Supp 984, 1008-09 (E.D. Wis. 1989), *aff'd*, 877 F.2d 496 (7th Cir. 1989), *cert. denied* 493 U.S. 955 (1989). When powers are vested in the board of directors of a Wisconsin corporation, shareholders cannot exercise those powers, and their prerogatives are limited to participation in the election of directors. Miller v. Bristol-Myers Co., 468 N.W.2d 744, 748 (Wis. Ct. App. 1991), *aff'd*, 482 N.W.2d 381 (Wis. 1992), citing Love v. Flower Mills of America, 647 F.2d 1058, 1063 (10th Cir. 1981). Therefore, because the board of directors of a Wisconsin corporation has plenary power to manage the business and affairs of the corporation, as well as explicit statutory authority to act with respect to shareholder rights plans, the shareholders of such corporations lack the authority (except through the election of new directors) to interfere with the directors' actions in creating and applying a shareholder rights plan.

This interpretation of Wisconsin law is supported by comparable interpretations of Delaware law. Wisconsin courts tend to rely on Delaware precedent in resolving questions of Wisconsin corporate law such as those presented here that have not previously been addressed by Wisconsin courts. Amanda Acquisition Corp., 708 F. Supp. at 1008. Courts have vigorously protected Delaware's basic corporate law principle that directors, not shareholders, manage the business and affairs of the corporation. Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984) overruled on other grounds by Brehm v. Eisner, 746 A.2d 244 (Del. Super. Ct. 1998); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 1281 (Del. 1988); Spiegel v. Buntrock, 571 A.2d 767, 772-73 (Del. Super. Ct. 1990); *see also* Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980) rev'd on other grounds, Zapata v. Maldonado, 430 A. 2d 779 (Del. Super. Ct. 1981); USA Soccer Properties, Inc. v. Aegis Group PLC, 1992 WL 196795, at *8 (S.D.N.Y.) (interpreting Delaware law) (Delaware law forbids "any substantial limitation on a director's discretion in acting on behalf of the corporation . . . .")

Particularly where the board perceives threats of a hostile takeover, it has an obligation to take action which, in its view, will protect the interests of the corporation and its shareholders, Moore Corp. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1554 (Del. 1995); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, (Del. 1987); Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) ("The adoption of a defensive measure, reasonable in relation to the threat posed, was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under the law."). A Delaware court, in holding that actions with respect to the installation of a shareholder rights plan constitute a management function, pointed out that absent limitations in the certificate of incorporation, a board of directors' authority to govern may not be limited by the shareholders. Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). By tying the hands of directors in the management of a corporation consistent with their fiduciary duties, a proposal to inject shareholder approval into the adoption of a shareholder rights plan removes from directors their ultimate responsibility and power in an area of "fundamental importance to shareholders — negotiating a possible sale of the corporation." Quickturn Design Sys., at 1291-92.

We believe Wisconsin courts are likely to follow the Quickturn decision and similar Delaware precedents in recognizing that adoption of a shareholder rights plan is a function importantly related to the management of a corporation and delegated exclusively to the board of directors. The Prior Stockholder Approval Provision of the Proposal directly conflicts with this principle.

The Mandatory Redemption Provision of the Proposal is an even more troubling interference with the directors' prerogatives in managing the business and affairs of the Company. Here, the Proponent's bylaw doesn't simply construct procedures to deal with hypothetical future events, but actually pushes the directors aside, placing the shareholders in the driver's seat, with respect to the Company's existing shareholder rights plan. This is the ultimate interference with directors' management of the business and affairs of a corporation, and a violation of Section 180.0801(2) of the WBCL. Similar shareholder proposals have been deemed properly excludable by the SEC Staff because they improperly usurp the board's corporate governance function. *See, e.g.,* SBC Communications, Inc., SEC No Action Letter, [1999 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 77,511 (Jan. 11, 1999).

Various other jurisdictions have held that shareholders cannot abrogate exclusive board of director authority over the decision to redeem a shareholder rights plan, at least where the articles of incorporation do not so provide. *Compare* Invacare Corp. v. Healthdyne Tech., Inc., 968 F. Supp. 1578, 1582 (N.D. Ga. 1997) (proposed bylaw amendment requiring removal of poison pill violated Georgia statute granting board of directors sole discretion as to terms and conditions of shareholder rights plans), *with* Internat'l Bhd. of Teamsters Gen. Fund v. Fleming Cos., 975 P.2d 907, 912 (Okla. 1999) (proposed bylaw amendment requiring shareholder approval of any shareholder rights plan did not violate statutory scheme of corporate governance, where the statute and articles of incorporation were silent as to such plans).

In the drafting of Section 180.0624 of the WBCL (eff. Jan. 1, 1991), several significant changes were made from the Revised Model Business Corporation Act that further support our opinion that the Proposal conflicts with Wisconsin corporate law. The first sentence of the section[1] authorizes the corporation to issue rights for the purchase of shares. The final sentence of the section[2] provides a strong defense of the effectiveness of shareholder rights plans against the argument that they violate other principles of corporate law. In both sentences, the drafters added a clause declaring that the board's authority over shareholder rights plans may be restricted or denied in the articles of incorporation, but only in limited circumstances. Christopher S. Berry, et al., *Wisconsin Business Corporation Law* 6-47 (1992). In both

[1] That sentence reads: "Unless the articles of incorporation provide otherwise before the issuance of the rights, options or warrants, a corporation may issue rights, options or warrants for the purchase of shares of the corporation." (Emphasis supplied.)

[2] That sentence, which was preserved from the predecessor statute, Wis. Stat. § 180.155, reads as follows: "Notwithstanding s. 180.0601(1) and any other provision of this chapter, and unless otherwise provided in the articles of incorporation before issuance of the rights, options or warrants, a corporation may before, on or after April 30, 1972, issue rights, options or warrants that include conditions that prevent the holder of a specified percentage of the outstanding shares of the corporation, including subsequent transferees of the holder, from exercising those rights, options or warrants." (Emphasis supplied.)

sentences, it is clearly stated that any limitations on the board of directors' authority to set up a shareholder rights plan must appear in the articles of incorporation, and must be there before the issuance of the rights. The undeniable implication of this clause is that even if shareholders were to undertake to amend the corporate articles after the rights have been issued in order to defeat a shareholder rights plan, such action would be held invalid.[3] Certainly, shareholders' attempts to amend the bylaws to do so would meet the same fate.

In our case, the Company's Articles of Incorporation contain no such restrictions on the Board's ability to design and implement a shareholder rights plan. To the contrary, the Company's Articles expressly grant the Board authority to issue preferred stock and to assign to it any "terms, conditions, restrictions, limitations, rights and privileges" the Board deems appropriate. American Medical Security Group, Inc. Restated Articles of Incorporation, ARTICLE IIIb (1999). Under that authority, the Company's Board, in August, 2001, issued preferred share purchase rights, assigning to them the conditions, restrictions, limitations and other terms comprising the Company's shareholder rights plan. Thus, the Proposal's attempt, by creating a new bylaw, to give the shareholders a role in establishing and redeeming a shareholder rights plan, conflicts directly with the Company's Articles of Incorporation.

The Wisconsin Legislature having expressly endorsed the power of the board of directors over a shareholder rights plan in section 180.0624 of the WBCL, and the Company's Articles similarly having made this area an exclusive province of the board in ARTICLE III, Section b, a bylaw, even one adopted by the shareholders, cannot alter that explicit delegation of responsibility.[4]

In addition, the Mandatory Redemption Provision violates another provision of Wisconsin corporate law in that it would require the Company to make a cash distribution to shareholders. Under the Company's shareholder rights plan, if the directors choose (or are required) to redeem the rights issued under the Plan, they must redeem all of the outstanding rights at a redemption price of one-tenth of one cent per right. The effect of this action would be to require the expenditure of corporate funds (plus legal and administrative expenses) in payment of what amounts to a distribution to shareholders. Under section 180.0640 of the WBCL, absent any restrictions in the articles of incorporation, distributions to shareholders are within the sole discretion of the board of directors. Indeed, this provision gives directors broad discretion as to how to value the corporation's assets and liabilities in determining whether the statute's solvency test permits a distribution. Wis. Stat. § 180.0640(4). Thus, there is no role for shareholders in this area of corporate decision-making under Wisconsin law. Moreover, we believe that Wisconsin courts would follow Delaware case law in concluding that a shareholder provision mandating such payments clearly represents an undue incursion into the area of the directors' management responsibilities. *See* UIS, Inc. v. Walbro Corp., C.A. No. 9323 slip op. at 7-8 (Del. Ch. Oct. 6, 1987); 1987 WL 18108 (Del. Ch.).

[3] Under section 180.1003 of the WBCL, only the board can initiate an amendment to the articles.

[4] Under Wisconsin law, shareholders may not adopt any bylaw containing a provision that is "inconsistent with [the corporation's] articles of incorporation or with the laws of this state." Wis. Stat. § 180.0206.

B. The Proposal is not a proper subject for shareholder action.

The fact that the Proponent has chosen to present its Proposal in the form of an amendment to the Company's bylaws,[5] rather than a binding resolution or directive to the Board, does not make it into a proper subject for shareholder action. As is described in greater detail in Section A, above, the proposal conflicts with Wisconsin law by attempting to limit the Board's authority to manage the Company, and specifically the Board's exclusive prerogatives with respect to the establishment and administration of a shareholder rights plan. *See* Section 180.0801(2) and 180.0624 of the WBCL. Pursuant to Section 180.0206 of the WBCL, a Wisconsin corporation may not adopt a bylaw containing any provision that is inconsistent with its articles of incorporation or with Wisconsin law. Since the adoption of an unlawful bylaw is itself a violation of Wisconsin law, the Proposal cannot be a proper subject for shareholder action.

The means by which shareholders attempt to usurp the powers of the board of directors are irrelevant in determining the propriety of the action. A corporation may not avoid the statutory allocation of corporate powers through alteration of its bylaws. Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957). Nor may shareholders encroach upon the board's management authority by contract. *See* Abercrombie v. Davis, 123 A.2d 893 (Del. Ch. 1956) (invalidating an agreement between certain stockholders and board members binding the directors to vote in a specific manner), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957). If there were to be any appropriate limitations on the management authority of corporate directors, they would have to appear in the articles of incorporation. *See* Quickturn, 721 A.2d at 1291. Even then, any limitations on the board's authority with respect to a shareholder rights plan under Wisconsin law would have to be in place before the issuance of the rights,[6] and would have to be consistent with the "bedrock" corporate law principle of directors' governance.[7] Since no limitations on the Board's authority exist in the Company's articles and since both the Stockholder Approval Provision and the Mandatory Redemption Provision attempt to impose such limitations, a proposed bylaw amendment that contains these Provisions is an improper subject for action by shareholders at the Company's annual meeting.

The rationale to exclude the Proposal pursuant to Rule 14a-8(i)(1) is similar to the rationale given by CVS Corp. in its statement in opposition to a shareholder proposal submitted for its 1999 proxy materials. The shareholder proposal in CVS would have required CVS to purchase in the open market all of the stock it required to satisfy executive option exercises. CVS contended that the proposal was not a proper subject for shareholder action because it sought to impose a mandate in matters that, under state law, fall within the management powers of a company's board of directors. The Division of Corporation Finance agreed. CVS Corp., SEC No-Action Letter, [Lexis 1066] (Dec. 15, 1998).

[5] Section 11.01 of the Company's Bylaws states that the bylaws may be "altered, amended, or repealed and new Bylaws may be adopted by the Shareholders by affirmative vote of not less than a majority of the shares present or represented at an annual or special meeting of the Shareholders at which a quorum is in attendance."
[6] Section 180.0624 of the WBCL.
[7] Section 180.0801(2) of the WBCL.

*   *   *

Accordingly, it is our opinion that the Proposal may be excluded from the Company's proxy materials on the grounds that, under Wisconsin law, (1) it would cause the Company to violate several provisions of the WBCL, as well as ARTICLE IIIb of its Articles of Incorporation, and (2) it is not a proper subject for shareholder action.

Sincerely,

Quarles & Brady LLP

QUARLES & BRADY LLP

JBB:bjl
Enclosure
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February 4, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of No Action Request relating to American Medical Security Group, Inc. Shareholder Proposal

Ladies and Gentlemen:

I am writing in reference to the request for no action relief made by me on January 18, 2002 on behalf of American Medical Security Group, Inc. (the "Company") in connection with the Company's desire to omit, pursuant to Rule 14a-8, the shareholder proposal submitted to it by Blue Cross Blue Shield United of Wisconsin ("BCBSUW") (the "Proposal"). Please be advised that by letter dated February 2, 2002, BCBSUW withdrew the Proposal. A copy of BCBSUW's withdrawal letter is enclosed. Accordingly, I hereby withdraw the request for no-action relief made by me on behalf of the Company on January 18, 2002.

If you have any questions, please call me at (212) 735-3207.

Sincerely,

Marie L. Gibson

cc: Stephen E. Bablitch
Senior Vice President & General Counsel
Blue Cross & Blue Shield United of Wisconsin

Timothy Moore
Senior Vice President, General Counsel & Secretary
American Medical Security Group, Inc.

Jeffrey B. Bartell
Quarles & Brady

Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP



BlueCross & BlueShield
United of Wisconsin

Thomas R. Hefty
Chairman, President and
Chief Executive Officer

Corporate Headquarters
401 West Michigan Street
P.O. Box 2025
Milwaukee, WI 53201-2025
414-226-6295

bluecrosswisconsin.com

EXHIBIT B

February 2, 2002

Via Facsimile (920-661-6010)

Mr. Tim Moore, Secretary
American Medical Security Group, Inc.
3100 AMS Boulevard
Green Bay, WI 54313

Re: Withdrawal of Shareholder Proposal

Dear Tim:

Reference is made to the shareholder proposal submitted to American Medical Security Group, Inc.(the "Company") by Blue Cross Blue Shield United of Wisconsin ("BCBSUW") on November 27, 2001 for inclusion in the proxy statement of the Company related to the its 2002 annual meeting of shareholders (the "Proposal"). Please be advised that BCBSUW hereby withdraws the Proposal.

BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN



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